FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors and Persons Discharging Managerial
Responsibility

Conditional Share Awards

On 9 March 2012, the Company granted conditional share awards to Executive Directors and Persons Discharging Managerial Responsibility (PDMRs) under the GlaxoSmithKline 2009 Performance Share Plan and the GlaxoSmithKline 2009 Deferred Annual Bonus Plan.

2009 Performance Share Plan
The 2009 Performance Share Plan (PSP) was approved by shareholders on 20 May 2009, and allows a performance-related opportunity to be provided in the form of conditional awards to be made to senior executives in the Group, including the Executive Directors.

Under the terms of the PSP, conditional performance dependent awards are granted for a specific number of Ordinary Shares or American Depositary Shares (ADS), and the percentage of awards ultimately vesting is dependent on the level of achievement of performance measures set by the Committee.

The PSP awards made on 9 March 2012 are based on four equally weighted performance measures (Performance Measures):

Key strategic priorities	Performance Measure	% of each award
Deliver value to shareholders	Total Shareholder Return (TSR)	25
Simplify the operating model	Adjusted free cash flow	25
Deliver more products of value	Research & Development (R&D) new product	25
Grow a diversified global business	Business diversification	25

The performance period for the awards is three years from 1 January 2012 to 31 December 2014.

TSR measure:-
25% of each conditional award is based on relative TSR.  This measure compares the TSR of the Company's Ordinary Shares over the performance period with the TSR of the shares of ten (10) other global pharmaceutical companies (i.e. a comparator group of 11 companies including the Company). This element of the award will not vest if the Company delivers returns which rank below the median of this group.  At median position, 30% of the award will vest. Vesting is then staggered between median and upper quartile, at which level 100% vests.

The companies in the TSR comparator group are Abbott Laboratories, AstraZeneca, Bristol-Myers Squibb, Eli Lilly, Johnson & Johnson, Merck, Novartis, Pfizer, Roche Holdings, Sanofi and GlaxoSmithKline.

Adjusted free cash flow measure:-
25% of each conditional award is based on adjusted free cash flow. The adjusted free cash flow performance threshold for these awards is £17.30 billion, where vesting for this element of each award will be at 25%, at £17.84 billion 50% will vest, at £19.62 billion 75% will vest, and there will be maximum vesting for this element of the award at £20.52 billion. Below £17.30 billion, none of this element will vest.

R&D new product measure
25% of each conditional award is based on R&D new product performance.  Due to commercial sensitivity, the Remuneration Committee has decided that the R&D new product target cannot be published at the time of grant.  The target and vesting outcome will be disclosed in full at the end of the performance period.

25% of this element will vest if the performance threshold level is attained, rising to 100% for stretching performance exceeding 122% of the set threshold.  Below the set threshold, none of this element will vest.

Business diversification measure
25% of each conditional award is based on the business diversification measure.  Due to commercial sensitivity, the Remuneration Committee has decided that the business diversification target cannot be published at the time of grant.  The target and vesting outcome will be disclosed in full at the end of the performance period.

25% of this element will vest if the performance threshold level is attained, rising to 100% for stretching performance exceeding 114% of the set threshold.  Below the set threshold, none of this element will vest.

To the extent that each element of a conditional award does not vest at the end of the three-year performance period, it will lapse.

The Executive Directors or PDMRs in the tables below were each granted a conditional award under the terms of the PSP. Awards granted are of Ordinary Shares or ADSs. The table below shows the number of Ordinary Shares or ADSs which can potentially vest in respect of this remuneration reward/incentive opportunity.

Dividends will accrue on the conditional award of Ordinary Shares or ADSs during the performance period, but only vest to the extent that the awards themselves vest at the end of the relevant performance period. These dividends are not included in the figures below.

	Number of Ordinary Shares/ADSs potentially vesting in respect of the element of the award subject to the TSR measure (N.B. One ADS represents two Ordinary Shares)

Ordinary Shares	Less than median	Equal to median position	Maximum
Sir Andrew Witty*	Nil	33,144	110,481
Mr S Dingemans*	Nil	12,760	42,535
Mr S M Bicknell	Nil	3,186	10,623
Mr M Dunoyer	Nil	3,771	12,571
Mr E J Gray	Nil	6,639	22,131
Mr A Hussain	Nil	8,339	27,797
Mr D Redfern	Nil	4,780	15,935
Mr J Stephenne	Nil	4,280	14,268
Ms C Thomas	Nil	6,267	20,892
Mr P Thomson	Nil	3,186	10,623
Dr P Vallance	Nil	12,216	40,722
Ms E Walmsley	Nil	7,223	24,079

Dr M Slaoui*	Nil	9,727	32,425
Ms D Connelly	Nil	4,028	13,429
Mr W C Louv	Nil	2,853	9,512
Dr D Pulman	Nil	3,843	12,813
Mr D Troy	Nil	5,287	17,625
* denotes an Executive Director

Number of Ordinary Shares/ADSs potentially vesting in respect of the other three elements of the award subject to the adjusted free cash flow, R&D new product and business diversification measures
(N.B. One ADS represents two Ordinary Shares)

Ordinary Shares	Below threshold	At threshold	Maximum
Sir Andrew Witty*	Nil	82,861	331,445
Mr S Dingemans*	Nil	31,901	127,606
Mr S M Bicknell	Nil	7,967	31,869
Mr M Dunoyer	Nil	9,428	37,712
Mr E J Gray	Nil	16,598	66,395
Mr A Hussain	Nil	20,847	83,392
Mr D Redfern	Nil	11,951	47,804
Mr J Stephenne	Nil	10,700	42,802
Ms C Thomas	Nil	15,669	62,677
Mr P Thomson	Nil	7,967	31,869
Dr P Vallance	Nil	30,541	122,167
Ms E Walmsley	Nil	18,059	72,238
ADSs
Dr M Slaoui*	Nil	24,318	97,275
Ms D Connelly	Nil	10,071	40,286
Mr W C Louv	Nil	7,134	28,536
Dr D Pulman	Nil	9,609	38,440
Mr D Troy	Nil	13,218	52,876
* denotes an Executive Director

Subject to the below qualification regarding the award to Sir Andrew Witty, the vesting date for these conditional awards will be the date, following the end of the three year performance period, on which the Remuneration Committee determines the extent to which the performance conditions have been achieved or such other later date as determined by the Remuneration Committee.

In the case of the award to Sir Andrew Witty, the vesting date for 75% of the overall award will be as set out above.  The remaining 25% of the award will be subject to an additional holding period of two years, during which the relevant Ordinary Shares would be forfeited in the event that Sir Andrew Witty was terminated for cause.

All of the above conditional awards were made on 9 March 2012 and were determined, in accordance with the PSP rules, using an Ordinary Share price of £14.12, being the closing middle market value on the London Stock Exchange and an ADS price of US$44.68, the closing price quoted on the New York Stock Exchange on 8 March 2012.

2009 Deferred Annual Bonus Plan
The Deferred Annual Bonus Plan (DABP) was approved by shareholders on 20 May 2009, and allows a performance related opportunity to be provided in the form of conditional awards to be made to eligible employees.  All Executive Directors and Corporate Executive Team (CET) members are eligible to participate in the DABP, which is a voluntary programme.

Up to 50% of any bonus earned by a participant may be deferred into shares for three years (Deferred Bonus Award).  The Company will match Ordinary Shares or ADSs up to one-for-one depending on the achievement of the performance measures, as set out above (Matching Award).  The performance measures, vesting schedules and performance period for the Matching Award will be the same as for the PSP awards described above.

The awards of Deferred and Matching shares have been granted as nil-cost options over Ordinary Shares for UK-based pre-tax participants and conditional awards over ADSs for US pre-tax participants. The percentage of Matching shares ultimately vesting will be dependent on the achievement of the Performance Measures.

Dividends accrue on the Deferred shares during the performance period.

Dividends also accrue on the conditionally awarded Matching shares during the performance period, but will only vest to the extent that the Matching shares themselves vest at the end of the relevant performance period. These dividends are not included in the figures below.

The following individuals have chosen to invest their bonus in the DABP opportunity in respect of the 2011 bonus that they have earned on a gross or pre-tax basis. The following awards are gross of tax and post-tax DABP awards will be the subject of a separate announcement following the date of the award:

	Number of Ordinary Shares/ADSs potentially vesting in respect of the Deferred Bonus Award (N.B. One ADS represents two Ordinary Shares)
	Number of Ordinary Shares subject to Deferred Bonus Award	Number of ADSs subject to Deferred Bonus Award

Sir Andrew Witty*	49,575
Mr S Dingemans*	29,286
Dr M Slaoui*		19,555
Mr S M Bicknell	9,864
Ms D Connelly		5,734
Mr M Dunoyer	8,869
Mr W Louv		4,976
Mr D Redfern	12,536
Ms C Thomas	15,396
Mr D Troy		10,284
Dr P Vallance	21,317
Mrs E Walmsley	10,643
* denotes an Executive Director

	Number of Ordinary Shares/ADSs potentially vesting in respect of the element of the Matching Award subject to the TSR measure (N.B. One ADS represents two Ordinary Shares)

Ordinary Shares	Less than median	Equal to median position	Maximum
Sir Andrew Witty*	Nil	3,718	12,394
Mr S Dingemans*	Nil	2,196	7,321
Mr S M Bicknell	Nil	739	2,466
Mr M Dunoyer	Nil	665	2,217
Mr D Redfern	Nil	940	3,134
Ms C Thomas	Nil	1,154	3,849
Dr P Vallance	Nil	1,598	5,329
Mrs E Walmsley	Nil	798	2,661
ADSs
Dr M Slaoui*	Nil	1,466	4,889
Ms D Connelly	Nil	430	1,433
Mr W Louv	Nil	373	1,244
Mr D Troy	Nil	771	2,571
* denotes an Executive Director

Number of Ordinary Shares/ADSs potentially vesting in respect of the other three elements of the Matching Award subject to the adjusted free cash flow, R&D new product and business
diversification measures
(N.B. One ADS represents two Ordinary Shares)

Ordinary Shares	Below threshold	At threshold	Maximum
Sir Andrew Witty*	Nil	9,295	37,181
Mr S Dingemans*	Nil	5,491	21,965
Mr S M Bicknell	Nil	1,849	7,398
Mr M Dunoyer	Nil	1,662	6,652
Mr D Redfern	Nil	2,350	9,402
Ms C Thomas	Nil	2,886	11,547
Dr P Vallance	Nil	3,996	15,988
Mrs E Walmsley	Nil	1,995	7,982

Dr M Slaoui*	Nil	3,666	14,666
Ms D Connelly	Nil	1,075	4,301
Mr W Louv	Nil	933	3,732
Mr D Troy	Nil	1,928	7,713
* denotes an Executive Director

The vesting date for these conditional awards will be the date, following the end of the three year performance period, on which the Remuneration Committee determines the extent to which the performance conditions have been achieved or such other later date as determined by the Remuneration Committee. There is no additional holding period for any part of the awards beyond the three-year performance period.

All of the above conditional awards were made on 9 March 2012. The awards made were determined, in accordance with the 2009 DABP rules, using an Ordinary Share price of £14.12, the closing middle market value on the London Stock Exchange and an ADS price of US$44.68, the closing price quoted on the New York Stock Exchange on 8 March 2012.

The Company, Executive Directors and PDMRs were advised of these transactions on 9 March 2012.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

12 March 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 12, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc